Exhibit 99.1

Ad hoc-Release

LION bioscience Announces Extraordinary Shareholder Meeting to Reorganize the Company

Cambridge, MA, USA, Heidelberg, Germany, February 14, 2005 – LION bioscience today announced there will be an extraordinary shareholder meeting on March 24, 2005. The reason for the meeting is the management’s intention to strategically reorganize the company, which requires changes and enlargements in the company’s articles. The invitation for the extraordinary shareholder meeting will be published on February 14, 2005 in the German Federal Gazette.

Following resolutions will be resubmitted among others to the shareholders of LION bioscience: strategic reorganization, changes and enlargements in the articles of the company such as the company’s objectives and the authorization for LION bioscience to repurchase own shares.

The goal of the restructuring is to orient the company towards profitability and shareholder value. This can be achieved by transforming the company into a holding structure and by separating the operating businesses from headquarter functions. With these measures it is expected, that LION will be profitable from on the next fiscal year 2005/2006 starting April 1, 2005.

For further information please contact:

Günter Dielmann
Vice President Investor Relations
+49 (0) 6221-4038 249
guenter.dielmann@lionbioscience.com

Julia Fritz
Public Relations Officer
+49 (0) 6221-4038 158
julia.fritz@lionbioscience.com

Heidelberg, Germany • Cambridge, UK • Cambridge, MA, USA

LION bioscience AG, Waldhofer Straße 98, 69123 Heidelberg, Germany, www.lionbioscience.com, Tel: +49-6221-4038-0,

Fax: +49-6221-4038-101